

Message More...

Peter Nitze

President & CEO at Nitze-Stagen & Co., Inc.

Greater Seattle Area · 247 connections · See contact info

Nitze-Stagen & Co., Inc.

Stanford University

About

Mr. Nitze is the President and CEO of Nitze-Stagen and Co. (NSCO), an integrated real estate investment and property management firm with a portfolio of properties located in the greater Seattle market that offers unique expertise in the areas of commercial office and retail properties, and adaptive reuse. The company ... see more



Nitze Stagen Capital Partners

Experience

President & CEO

Nitze-Stagen & Co., Inc.

Sep 2015 – Present · 3 yrs 10 mos

Greater Seattle Area

See Summary.

President

Nitze-Stagen Capital Partners

Jan 2014 – Present · 5 yrs 6 mos

Greater Seattle Area

See Summary.

President, Nutritional Lipids

DSM Nutritional Products

Feb 2011 – May 2013 · 2 yrs 4 mos

Columbia, MD

• Led a multi-site, vertically integrated $370M business unit (formerly Martek) engaged in the development, production and sale of novel compounds from microbial sources that promote health and wellness through nutrition.
Highlights... See more

Executive Vice President and Chief Operating Officer

Martek Biosciences

Sep 2005 – Feb 2011 · 5 yrs 6 mos

Columbia, MD

• Recruited to help take the company to the next level of financial and operational performance, building on its success as an infant formula ingredient supplier, by improving manufacturing

Vice President of Operations

DRS Technologies, Inc.

Apr 2004 – Jul 2005 · 1 yr 4 mos

Parsippany, NJ

Oversaw all production and supply chain activities, focusing on the alignment of the corporation's resources to achieve industry-leading productivity and quality.

Education

Stanford University

MS, Manufacturing Systems Engineering

1987 – 1989

Stanford University

MS, Industrial Engineering

1984 – 1986

Harvard University

BA, Slavic Languages and Literature

1976 – 1981

Volunteer Experience

Partner

Social Venture Partners Seattle

Apr 2014 – Apr 2017 • 3 yrs 1 mo

Environment

Social Venture Partners is a philanthropic organization that does more than give away money. We connect people who want to give back and the nonprofits that make change possible – cultivating effective philanthropists and strong organizations that deliver greater impact, together. Side by side, we are striving to ensure all kids receive an excellent education and all people live in a healthy environment.

Member Board Of Directors

Bellwether Housing

Apr 2017 – Present • 2 yrs 3 mos

Bellwether creates housing affordability so that people and communities thrive. It serves low-wage working people, their families, seniors, transitioning homeless families, and those with special needs.

Skills & Endorsements

Business Strategy · 7

Endorsed by **2 of Peter's colleagues at DSM**

Cross-functional Team Leadership · 6

Endorsed by **Jon Getzinger, who is highly skilled at this**

Endorsed by **2 of Peter's colleagues at DSM**

Strategy · 6

Endorsed by **2 of Peter's colleagues at Martek Biosciences**

Search

Try Premium Free for 1 Month